EX-99.4.c.

Portfolio Choice Account Rider

This contract feature provides a variety of Investment Options, but does not offer any guaranteed values.  The Portfolio Choice Death Benefit increases or decreases depending on the experience of the Variable Account.  The Portfolio Choice Death Benefit in the Variable Account is not guaranteed as a fixed dollar amount.

This rider forms a part of the contract to which it is attached and is effective on the Issue Date shown on the Contract Schedule.  In the case of a conflict with any provision in the contract, the provisions of this rider control.  Defined terms and contractual provisions are set forth in the contract or are added in this rider.  This rider terminates as indicated under the Termination of this rider provision.

Definitions

Adjusted Portfolio Choice Account Value
The Portfolio Choice Account Value minus any Premium Tax paid by us.

Portfolio Choice Account
The account available to you under this rider.

Portfolio Choice Account Accumulation Phase
The Portfolio Choice Account Accumulation Phase begins on the Business Day you make an allocation to the Portfolio Choice Account.  The Portfolio Choice Account Accumulation Phase ends on the earliest of the following.
•	The Business Day we process your request for a Full Withdrawal of the total Contract Value.
•	The Business Day before the Annuity Date.
•	Upon the death of an Owner (or Annuitant if the Owner is a non-individual), the end of the Business Day we first receive a Valid Claim from any one Beneficiary.

Portfolio Choice Account Value
The sum of the values in the selected Portfolio Choice Account Investment Options.

Portfolio Choice Death Benefit
The death benefit provided by this rider.

Account Values

Accumulation Unit Value
The percentage change in value of an Investment Option since the prior Business Day used in calculating the Accumulation Unit Value described in the contract to which this rider is attached includes any assessed Portfolio Choice Account Fee.

Transfers

Each Transfer of Portfolio Choice Account Value into another Account reduces the Portfolio Choice Account Value by the dollar amount transferred.

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Contract Charges

Portfolio Choice Account Fee
If you allocate to the Portfolio Choice Account, each Business Day during the Portfolio Choice Account Accumulation Phase, we deduct a Portfolio Choice Account Fee from your selected Portfolio Choice Account Investment Options’ assets.  The Portfolio Choice Account Fee is an annualized rate that is calculated on a daily basis as a percentage of the Portfolio Choice Account Investment Options’ net asset value.  The net asset value is the price of an underlying Investment Option.  This fee’s annualized rate is shown on the Contract Schedule and will not change after the Issue Date.

We do not deduct a Portfolio Choice Account Fee during the Annuity Phase.

Contract Maintenance Charge
Your annual Contract Maintenance Charge is shown on the Contract Schedule and it will not change after the Issue Date.  We waive this charge before the Annuity Date if the total Contract Value is at least equal to the Designated Amount at the end of the Business Day before we deduct the charge.

The Designated Amount is shown on the Contract Schedule. We determine the total Contract Value or Portfolio Choice Account Value, as applicable, for all individually owned contracts by using the Owner’s social security number, and for non-individually owned contracts we use the Annuitant’s social security number.

Before the Annuity Date, we deduct the Contract Maintenance Charge first from the Portfolio Choice Account Value.  If this charge is greater than the Portfolio Choice Account Value, we deduct the remaining charge proportionately from any other Account Value associated with an attached rider that is greater than zero.  We deduct the Contract Maintenance Charge from the Account Values on the last Business Day of each Contract Year.  If you take a Full Withdrawal from your contract (other than on a Contract Anniversary), we deduct the full Contract Maintenance Charge.  We deduct the Contract Maintenance Charge from the appropriate Account’s Investment Options proportionately based on the amount of the Account Value in each Investment Option relative to the total Account Value.  On and after the Annuity Date, we do not deduct the Contract Maintenance Charge.

Annuity Payments

How we calculate Annuity Payments
We calculate Annuity Payments on the Annuity Date using the Adjusted Portfolio Choice Account Value and current purchase rates for the Annuity Option you select.  Current purchase rates cannot be less than the rates in the Guaranteed Purchase Rate Table shown on the Contract Schedule.  The guaranteed purchase rates are based on the Annuity Mortality Table and the Minimum Annual Annuity Payment Rate shown on the Contract Schedule.  You may contact us at any time to get the current purchase rates that we would use if you were to begin Annuity Payments at that time.

Annuity Payments are equal to the Adjusted Portfolio Choice Account Value, divided by $1,000, and then multiplied by the applicable purchase rate for the Annuity Option you select.  Annuity Payments will not change, unless as described in Annuity Option 3 – Joint and Last Survivor Annuity.

Annuity Payments will be at least as favorable as those that would be provided by the application of the Adjusted Portfolio Choice Account Value to purchase any single premium immediate annuity contract offered at that time, for the same class of Annuitants, or, if we do not offer a single premium immediate annuity contract, Annuity Payments will be reasonable in relation to the market single premium immediate annuity rates.

Annuity Options
Option 5 – Refund Life Annuity
The amount of the refund equals the Adjusted Portfolio Choice Account Value on the Annuity Date minus all Annuity Payments made.

S40862-NY                                                                               2

Death Benefit

Portfolio Choice Death Benefit
Before the Annuity Date, the Portfolio Choice Death Benefit is the Adjusted Portfolio Choice Account Value determined at the end of the Business Day we first receive a Valid Claim from any one Beneficiary.  For multiple Beneficiaries, we determine the Adjusted Portfolio Choice Account Value for each surviving Beneficiary’s portion of the Portfolio Choice Death Benefit at the end of the Business Day we receive his or her Valid Claim.  The Adjusted Portfolio Choice Account Value increases and decreases based on Purchase Payments, Transfers, Withdrawals, the deduction of contract and rider fees and charges, and the investment performance of the Investment Options you select.

Any part of the Death Benefit that is in the subaccounts remains there until distributed.

General Provisions

Termination of this rider
This rider terminates on the Business Day that the contract terminates.

In all other respects the provisions, conditions, exceptions and limitations contained in the contract remain unchanged.

Signed for the Company at its home office.

Allianz Life Insurance Company
of New York
[[Missing Graphic Reference]                                                                  [Missing Graphic Reference]                                                    ]
[Gretchen Cepek ]                                                          [Thomas P. Burns]
[Secretary]                                                        [President]

S40862-NY                                                                               3